Filed pursuant to Rule 433 / February 5, 2007
Preliminary Terms No. 202 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Interest Rates

February 2007
Senior Floating Rate Notes due 2037
Global Medium Term Notes, Series F

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

S U M M A R Y T E R M S
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000
Pricing date:	February , 2007
Original issue date:	February 23, 2007
Interest accrual date:	February 23, 2007
Maturity date:	February 23, 2037
Interest rate:

For each interest payment period from and including the original issue date to but excluding February 23, 2012, 8.00% per annum. For each interest payment period from and including February 23, 2012 to but excluding the maturity date, the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) the minimum interest rate.

Reference rate:	10 Year CMT less 2 Year CMT.
10 year CMT:

The “CMT Rate” as determined by reference to Bloomberg page “H15T10Y <Index>”, which page shall replace all references in the base prospectus to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 10 years.

2 year CMT:

The “CMT Rate” as determined by reference to Bloomberg page “H15T2Y <Index>”, which page shall replace all references in the base prospectus to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 2 years.

Minimum interest rate:	3.00%
Interest payment period:	Quarterly
Interest payment dates:

Each February 23, May 23, August 23 and November 23, beginning May 23, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.

Interest reset dates:	Each February 23, May 23, August 23 and November 23, beginning February 23, 2012.
Interest determination dates:	Two business days prior to each interest reset date.
Day-count convention:	30/360
Redemption:

Beginning February 23, 2012, we have the right to call all of these notes on any interest payment date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to call the notes, we will give you notice at least 5 calendar days before the call date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	February 23, 2012 and each February 23, May 23, August 23 and November 23 thereafter.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Services Inc.
Denominations:	$1,000 / $1,000
CUSIP:	61745EUH2
Book-entry or certificated note:	Book-entry
Business day:	New York
Proceeds to company:	97.00%
Agent’s commissions:	3.00%
Agent:	Morgan Stanley & Co. Incorporated
Listing:	None

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2037

Investment Overview

For the period from and including the original issue date for the notes to but excluding February 23, 2012, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including February 23, 2012 to but excluding the maturity date interest will be payable quarterly at a variable rate equal to the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) 3.00% per annum.

The reference rate represents the difference between 10 year CMT and 2 year CMT. Over the final 25 years of the 30 year term of the notes the interest rate on the notes will be determined based on the relationship between long term interest rates and short term interest rates, as referenced by 10 year CMT and 2 year CMT respectively. The relationship between 10 year CMT and 2 year CMT has varied over time as shown in the graph included in “Historical Information” below. We cannot give you any assurance that the relationship between 10 year CMT and 2 year CMT will remain the same into the future.

Beginning February 23, 2012 and on each February 23, May 23, August 23 and November 23 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

•	2 year CMT may be greater than 10 year CMT on any interest determination date. If 2 year CMT is greater than 10 year CMT on any interest determination date, the interest rate on the notes will be less than 4% per annum for the applicable quarterly interest payment period, subject to a minimum interest rate of 3% per annum. It is possible that the interest payment for any such quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security. To the extent that 2 year CMT remains greater than 10 year CMT or that the interest rate on the notes is otherwise less than interest rates in the market at any point, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes prior to the maturity of the notes in 2037. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.
•	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.
•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

February 2007	Page 2

Senior Floating Rate Notes due 2037

Historical Information

The following graph sets forth 10 year CMT, 2 year CMT, the reference rate and the hypothetical interest rate for the notes based on such reference rate, each for the period from January 31, 1987 to January 31, 2007. The historical performance of 10 year CMT, 2 year CMT and the reference rate should not be taken as an indication of their future performance over the final 25 years of the 30 year term of the notes. We cannot give you any assurance that the interest rate for any interest payment period commencing on or after February 23, 2012 will be above the minimum interest rate of 3% per annum. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

February 2007	Page 3

Senior Floating Rate Notes due 2037

Tax Considerations

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation —Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of the amount of interest paid on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on February 5, 2007, the “comparable yield” would be a rate of 5.2747% per annum compounded semi-annually. For the projected payment schedule, please contact Megan Davenport at (212) 537-2421. However, the final comparable yield and projected payment schedule will be determined on the pricing date and may be different than the comparable yield set forth above. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

February 2007	Page 4